# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rainmaker Worldwide Inc., CIK 0001872292
CUSIP: 75088P200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120
Date of event which requires filing of this statement: 09/02/2026
Filed by CIK 0002149815
Persons authorized to receive notices and communications: Ryan D. Moore, 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120, 1-705-761-0981

## Reporting persons
- Ryan D. Moore (CIK 0002149815): type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 20,996,673; shared voting power 0; sole dispositive power 20,996,673; shared dispositive power 0; aggregate amount beneficially owned 20,996,673 (19.7% of the class)
- 1001336241 Ontario Incorporated (CIK 0002148557): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 9,726,124; shared voting power 0; sole dispositive power 9,726,124; shared dispositive power 0; aggregate amount beneficially owned 9,726,124 (9.2% of the class)
- Viva Industries Inc. (CIK 0002149788): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 10,851,846; shared voting power 0; sole dispositive power 10,851,846; shared dispositive power 0; aggregate amount beneficially owned 10,851,846 (11.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Rainmaker Worldwide Inc.
Address of issuer's principal executive offices: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120

## Item 2. Identity and Background
Name of person filing: Ryan D. Moore
Residence or business address: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada, 89120 USA
Present principal occupation or employment: Ryan D. Moore is an investor. He is the sole director and Chief Executive Officer of Viva Industries Inc., the sole director and officer of 1001336241 Ontario Incorporated, and, effective September 10, 2026, a director and Secretary of Rainmaker Worldwide Inc.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Canadian

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein were acquired by the Reporting Persons through a combination of (i) open market purchases, and (ii) issuances of Common Stock by the Issuer in satisfaction of accrued dividends payable on the Issuer's Series A Preferred Stock.

On September 2, 2026, the Issuer issued 77,229 shares of Common Stock to Ryan Moore, 1,326,124 shares of Common Stock to 1001336241 Ontario Incorporated, and 7,815,979 shares of Common Stock to Viva Industries Inc. in satisfaction of accrued dividends payable on the Issuer's Series A Preferred Stock. The number of shares issued to each recipient was determined in accordance with the terms of the Certificate of Designation governing the Series A Preferred Stock, using the applicable 30-day volume-weighted average price ("VWAP") for each monthly dividend period through August 31, 2026.

Ryan Moore also acquired shares of Common Stock in open market purchases using personal funds. During the sixty days preceding the filing of this Schedule 13D, Ryan Moore acquired 20,000 shares of Common Stock in open market transactions at a purchase price of $0.01 per share. 1001336241 Ontario Incorporated and Viva Industries Inc. acquired and hold their respective securities using their respective working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes.

The Common Stock issued on September 2, 2026 was received in satisfaction of accrued dividends payable on the Issuer's Series A Preferred Stock in accordance with the terms of the Certificate of Designation.

The Reporting Persons may, from time to time, depending upon market conditions, the Issuer's business and prospects, and other relevant factors, acquire additional securities of the Issuer or dispose of securities of the Issuer.

Except as described in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters described in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own an aggregate of 20,996,673 shares of Common Stock of the Issuer, consisting of (i) 418,703 shares held directly by the Reporting Person, (ii) 1,326,124 shares held directly by 1001336241 Ontario Incorporated, (iii) 7,815,979 shares held directly by Viva Industries Inc., (iv) 8,400,000 shares of Common Stock issuable within 60 days upon conversion of Series A Preferred Stock held by 1001336241 Ontario Incorporated, and (v) 3,035,867 shares of Common Stock issuable within 60 days upon conversion of Series A Preferred Stock held by Viva Industries Inc.

The Reporting Person has sole voting power and sole dispositive power with respect to all such securities by virtue of his direct ownership of securities held in his own name and his control of 1001336241 Ontario Incorporated and Viva Industries Inc.

Based on 95,004,273 shares of Common Stock outstanding as of September 2, 2026, together with the shares of Common Stock issuable within 60 days upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Person, the Reporting Person beneficially owns approximately 19.7% of the outstanding Common Stock. The percentage of beneficial ownership has been calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has sole voting power and sole dispositive power with respect to 20,996,673 shares of Common Stock.

The Reporting Person has no shared voting power or shared dispositive power.
Transactions in the class effected during the past sixty days:
On September 2, 2026, the Issuer issued 77,229 shares of Common Stock to Ryan Moore, 1,326,124 shares of Common Stock to 1001336241 Ontario Incorporated, and 7,815,979 shares of Common Stock to Viva Industries Inc. in satisfaction of accrued dividends payable on the Issuer's Series A Preferred Stock. The number of shares issued to each recipient was determined pursuant to the terms of the Certificate of Designation governing the Series A Preferred Stock, using the applicable 30-day volume-weighted average price ("VWAP") for each monthly dividend period through August 31, 2026.

During the sixty days preceding the filing of this Schedule 13D:

On September 2, 2026, the Issuer issued 77,229 shares of Common Stock to Ryan Moore, 1,326,124 shares of Common Stock to 1001336241 Ontario Incorporated, and 7,815,979 shares of Common Stock to Viva Industries Inc. in satisfaction of accrued dividends payable on the Issuer's Series A Preferred Stock. The number of shares issued to each recipient was determined pursuant to the Certificate of Designation using the applicable 30-day volume-weighted average price ("VWAP") for each monthly dividend period through August 31, 2026.

During the sixty days preceding the filing of this Schedule 13D, Ryan Moore also acquired 20,000 shares of Common Stock in open market purchases at $0.01 per share.
Other persons with the right to receive dividends or sale proceeds: 1001336241 Ontario Incorporated is the record holder of 1,326,124 shares of Common Stock and 126,000 shares of Series A Preferred Stock, which are beneficially owned by the Reporting Person by virtue of his control of such entity. Viva Industries Inc. is the record holder of 7,815,979 shares of Common Stock and 45,538 shares of Series A Preferred Stock, which are beneficially owned by the Reporting Person by virtue of his control of such entity. Except as described herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person beneficially owns the securities reported herein directly and through 1001336241 Ontario Incorporated and Viva Industries Inc., each of which is controlled by the Reporting Person.

1001336241 Ontario Incorporated holds 126,000 shares of the Issuer's Series A Preferred Stock, and Viva Industries Inc. holds 45,538 shares of the Issuer's Series A Preferred Stock. Pursuant to the terms of the Certificate of Designation governing the Series A Preferred Stock, such shares are immediately convertible into shares of the Issuer's Common Stock.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting arrangements, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

The Reporting Persons have entered into a Joint Filing Agreement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, a copy of which is filed as an exhibit to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement, dated September __, 2026, among Ryan Moore, 1001336241 Ontario Incorporated and Viva Industries Inc.

## Signatures
- Ryan D. Moore: /s/ Ryan D. Moore, Ryan D. Moore (09/11/2026)
- 1001336241 Ontario Incorporated: /s/ Ryan moore, Ryan D. Moore, President (09/11/2026)
- Viva Industries Inc.: /s/ Ryan moore, Ryan D. Moore, President (09/11/2026)